Recording of Today’sNorthern Dynasty Conference Call

September 16, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) advises, further to its news release earlier today, a recording of the conference call to discuss Anglo American’s withdrawal from the Pebble Project is posted on the Company’s website at http://www.northerndynastyminerals.com/ndm/NewsReleases.asp?ReportID=603729.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.